[UPS Letterhead]
VIA EDGAR
June 20, 2011
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-3561

Re:	United Parcel Service, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 Definitive Proxy Statement on Schedule 14A Filed March 14, 2011 File No. 001-15451
Dear Mr. Shenk:
     United Parcel Service, Inc. (“we”, “our” or the “Company”) is responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 16, 2011. To assist in your review, we have included the staff’s comments and have numbered our responses to correspond with the staff’s comments.
Form 10-K for Fiscal Year Ended December 31, 2010
Risk Factors, page 11
1.	We note the statement on page 11 that “These risks and uncertainties include, but are not limited to, those described below and elsewhere in this report and those described from time to time in our future reports filed with the SEC.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that you will remove this language in future filings.
Response to Comment 1:
          In response to the staff’s comment, to better clarify that the Risk Factors section describes all material risks known to us, in future filings we will move the subsection “Cautionary Statement About Forward-Looking Statements” to the beginning of the Form 10-K, immediately preceding Part I. We also will revise the sentence to read, “These risks and uncertainties are described in Part I, ‘Item 1A. Risk Factors’ and may also be described from time to time in our future reports filed with the SEC.”

Securities and Exchange Commission
June 20, 2011

Management’s Discussion and Analysis
Results of Operations — Segment Review, page 24
2.	Please quantify, in terms of dollars as appropriate, the principal factors cited as causes for variances so investors may have a context of their magnitude and relative impact. This includes references base price/rate increases which currently are discussed only in terms of the percentage increase effected. Additionally, consider quantifying the cited associated factors underlying the principal factors to the extent meaningful to the analysis. For example, a number of factors underlying compensation and benefits expenses are cited as contributing to the variance. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance in regard to quantification of cited factors.
Response to Comment 2:
     In response to the staff’s comment, in future filings we will provide additional quantitative analysis for factors cited as the causes of variances. For revenue, we will provide the allocation of the overall percentage growth in revenue for our U.S. Domestic Package and International Package reporting segments by the following categories, as applicable: Organic volume growth, the impact of acquisitions and divestitures, fuel surcharge rate changes, the impact of currency, and rates / product mix changes. For operating expense categories, we will provide the dollar amounts associated with factors, when such an analysis provides for enhanced clarity.
3.	Please present, preferably in comparative tabular fashion, the operating expenses of each segment so that investors may readily see the magnitude and relative impact of each in arriving at segment operating profit. This presentation should be accompanied by an appropriate level of analysis. Refer to 303(A)(3)(i) of Regulation S-K and instruction 4 to Item 303(A).
Response to Comment 3:
     In response to the staff’s comment, we will provide further analysis of the impact of operating expenses on segment profitability. Our analysis will address the primary drivers of cost increases or decreases, and provide quantitative information when addressing material variances useful to understanding the impact on profit margins. We will utilize the same expense categories used for internal reporting purposes (i.e. based on activities), and address the primary drivers of those variances. We will present our analysis within a new “operating expense” section in each segment discussion and review, beginning with our second quarter 2011 Form 10-Q. Additionally, we will provide a total of the segment operating expenses for each period presented in the respective segment financial and operating data tables. We believe this will provide the information requested by the staff and be in compliance with Item 303(A)(3)(i) of Regulation S-K .
     Additionally, we would like to provide the staff with further information regarding our internal cost reporting, and the limitations that we have on reporting operating expense detail at the segment level. We do not prepare comparative operating expense information by reporting segment in the preparation of our normal monthly internal reporting package. Since our transportation network is an integrated model, our business is managed based on the costs of particular transportation activities in the aggregate, and our internal segment financial reporting

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June 20, 2011

is designed to provide information about those activities. As stated in Note 11 to the audited consolidated financial statements in our 2010 Form 10-K, we allocate expenses between the various reporting segments using activity-based costing methods. For example, we will allocate the aggregate total cost of particular activities, such as operating an aircraft or a vehicle (which includes compensation and benefits, fuel, depreciation, and repairs and maintenance, among other categories), when determining segment profitability. We have consistently measured segment operating results in this way each year.
     Also, while our financial information systems are designed with controls in place to ensure that our transactions are properly recorded and classified in the expense line items within our consolidated income statement, our systems are not configured to summarize details of each operating expense category by reporting segment. We do maintain the ability through our activity-based costing models to summarize the key components creating the variability of cost for each activity. For example, we can determine that a key component increasing the cost of operating our ground vehicle fleet has been increasing fuel prices. Since our U.S. Domestic package fleet picks up and delivers both U.S. and International packages, the amount of pick up and delivery cost for International packages is allocated to our International segment. Within this allocation will be the impact of fuel costs, and we maintain the ability to discuss this impact in our segment operations discussion. However, we do not have the information readily available to present our operating expense categories by reporting segment, and cannot obtain this information without significant effort and changes to internal reporting processes.
     As noted above, we believe that the additional information that we will provide will give investors insight into meaningful trends in operating expenses within reporting segments. Below is an example of the proposed disclosure for our U.S. Domestic Package operations. For context and ease of review, we have included the entire U.S. Domestic Package financial and operating data table, as proposed to be revised in response to the staff’s comment.
U.S. Domestic Package Operations

	Year Ended December 31,			% Change
	2010	2009	2008	2010 / 2009	2009 / 2008
Average Daily Package Volume (in thousands):
Next Day Air	1,205	1,198	1,186	0.6%	1.0%
Deferred	941	957	947	(1.7)%	1.1%
Ground	11,140	10,895	11,443	2.2%	(4.8)%

Total Avg. Daily Package Volume	13,286	13,050	13,576	1.8%	(3.9)%

Average Revenue Per Piece:
Next Day Air	$19.14	$18.00	$21.95	6.3%	(18.0)%
Deferred	12.50	11.81	13.93	5.8%	(15.2)%
Ground	7.43	7.20	7.42	3.2%	(3.0)%
Total Avg. Revenue Per Piece	$8.85	$8.53	$9.14	3.8%	(6.7)%

Revenue (in millions):
Next Day Air	$5,835	$5,456	$6,559	6.9%	(16.8)%
Deferred	2,975	2,859	3,325	4.1%	(14.0)%
Ground	20,932	19,843	21,394	5.5%	(7.2)%

Total Revenue	$29,742	$28,158	$31,278	5.6%	(10.0)%

Securities and Exchange Commission
June 20, 2011

	Year Ended December 31,			% Change
	2010	2009	2008	2010 / 2009	2009 / 2008
Operating Expense (in millions)	$26,369	$26,020	$27,371	1.3%	(4.9)%

Operating Profit (in millions):
Operating Profit	$3,373	$2,138	$3,907	57.8%	(45.3)%
Impact of Restructuring Charge	98	—	—
Impact of Gain on Sale of Real Estate	(109)	—	—
Impact of Aircraft Impairment Charge	—	181	—

Adjusted Operating Profit	$3,362	$2,319	$3,907	45.0%	(40.6)%
Operating Margin	11.3%	7.6%	12.5%
Adjusted Operating Margin	11.3%	8.2%	12.5%
Operating Days in Period	253	253	252
     [As described above, we would also add a separate operating expense section in each segment discussion and review to address the significant year-over-year variances in operating expenses. Below is an example addressing the comparison between 2010 and 2009 for the U.S. Domestic Package segment. Similar information would be provided for each segment for other applicable periods.]
Operating Expense
2010 compared to 2009
     Overall operating expenses in this segment were up $349 million in 2010 compared with 2009. Delivery costs increased $339 million, or 3.7%, and feeder costs increased $158 million, or 4.0%, primarily due to higher fuel prices, driver payroll, and increased rates passed to us from outside transportation carriers, primarily railroads. Average union wage rates increased approximately 3.6% in 2010 due to a contractual rate increase that took effect in 2010 under our collective bargaining agreement with the Teamsters, as well as a progression of the workforce towards higher pay rates. Partially offsetting these factors, management salary costs for this segment declined as a result of a decrease in the total number of management employees through attrition combined with voluntary and involuntary workforce reductions.
     Total cost per piece for the segment declined 0.2% in 2010 compared with 2009. Productivity and cost saving initiatives resulted in a 1.8% reduction of direct labor hours, a 1.1% reduction in miles driven, and a 6.0% reduction in aircraft block hours. The reduction of direct labor hours partially offset the impact of union wage increases on our compensation expense. The reduction in miles driven reduced fuel usage and partially offset the overall increase in repairs and maintenance costs. The decrease in aircraft block hours reduced crew and other air network payroll expenses, as well as reduced fuel usage.
4.	In regard to the operating margin of each segment, please provide the relative impact of each factor cited on the related margin to the extent not apparent from any narrative provided so that investors may readily understand their effect.
Response to Comment 4:
     In response to the staff’s comment, we believe that the additional quantitative detail we will provide for revenue and expense variance factors, as noted in our responses to comments 2 and 3 above, will allow investors to fully understand the changes in operating margin for each reporting segment. Additionally, we will provide separate quantitative disclosure of the impact of any other significant factors not previously described above in the revenue or operating

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June 20, 2011

expense discussion. Due to the interrelationships of certain factors impacting our operating margins, it is difficult to calculate and present a reasonably precise quantitative impact of each factor in all cases. However, we will provide additional information to enhance the clarity of the disclosures, and allow investors to better understand the relative impact of the significant factors affecting operating margins.
Supply Chain and Freight Operations
Operating Profit and Margin, page 31
5.	We believe it would be useful to investors’ understanding of the results of this segment to quantify the operating profit of each of the several units and group of businesses referred to. Please revise accordingly.
Response to Comment 5:
     In response to the staff’s comment, we propose to provide additional quantitative information as to the components of the change in overall operating profit for the Supply Chain & Freight segment. For example, we will provide the dollar amount of the increase or decrease in operating profit for the business units, to ensure that we are adequately describing the primary source(s) of the trends in operating profitability. We believe this disclosure will provide investors with a greater quantitative and qualitative understanding of the results of the Supply Chain & Freight segment. In this regard, our domestic and international small package segments constitute approximately 82% and 90% of our consolidated revenue and operating profit, respectively. Supply Chain & Freight includes six businesses (Forwarding, Logistics, Freight, Capital, Retail, and Consulting), that together constitute the remaining 18% and 10% of our consolidated revenue and operating profit, respectively. Additionally, the largest of these six businesses is less than 8% of our consolidated revenue and operating profit.
     In section 501.12.b.2 of the Codification of Financial Reporting Releases, it was noted that segment discussion and analysis should be designed to avoid unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company’s overall financial condition and operating performance. It is for this reason that we historically have not provided operating profit information for our individual businesses included in this segment, as we do not believe that this information is material to an understanding of our overall financial results. As noted above, we believe the additional disclosure will provide investors with a greater understanding of the results of this segment.
     Below is an example of our proposed disclosure for our forwarding and logistics business in our Supply Chain & Freight segment review. The example addresses the comparison between 2010 and 2009. Similar information would be provided for other applicable periods, as well as the other groups of businesses within the Supply Chain & Freight segment. The total change in segment operating profit between 2010 and 2009 was $301 million, of which $248 million is addressed in the example below.

Securities and Exchange Commission
June 20, 2011

Operating Profit and Margin
2010 compared to 2009
     Operating profit in the forwarding and logistics businesses increased $248 million during 2010. The forwarding unit profit increased largely due to a strong increase in tonnage in our air and ocean forwarding businesses, but was partially offset by capacity constraints from outside carriers in the first half of 2010. Capacity constraints led to rapidly escalating rates on air freight which could not be passed on to customers in a timely manner, resulting in a negative impact to our operating profit and margin. This situation improved during the second half of 2010, as capacity constraints lessened and we were able to implement revenue management plans which better matched customer pricing with market conditions. Our logistics unit increased profitability for the year, due to expanding operating margins resulting from operating efficiencies and a focus on higher margin industry sectors.
Notes to Consolidated Financial Statement
Note 5. Employee Benefit Plans, page 81
6.	You disclose unfunded commitments to limited partnerships totaling approximately $585 million at December 31, 2010. Please tell us whether and how this amount is reflected in the table of contractual commitments on page 40.
Response to Comment 6:
     The $585 million in unfunded commitments referenced on page 81 of our 2010 Form 10-K relates to commitments to limited partnerships held as investments in the UPS Retirement Plan. As these are unfunded commitments of the plan itself, they do not directly represent a future cash obligation of the Company, and therefore are not reflected in the contractual commitments table. Rather, the unfunded commitments of the plan would be satisfied using existing plan assets. We have included all future required fundings to our defined benefit pension and postretirement plans in the table of contractual commitments on page 40, as those do represent future cash obligations of the Company.
Note 8. Legal Proceedings and Contingencies, page 89
7.	We note the disclosures regarding the various matters that you are exposed to. We also note that you have not disclosed either the possible loss or range of loss or a statement that an estimate of loss cannot be made. ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate. However, disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made pursuant to ASC 450-20-50-4.b. Given the different stages of each of the matters disclosed, particularly for those that have existed two or more years, it seems unlikely that none of the open matters would be at a stage where estimation would not be possible. For any matter that is in the early stage of proceedings, disclosing known amounts associated with the matter, with discussion as to why you believe such amounts may be excessive or questionable, may provide meaningful information to enable an investor to understand the magnitude of the matter. In view of the preceding, please revise your disclosure to either provide the reasonably possible loss or range of possible loss, which may be aggregated for the matters in which estimation is possible, or provide explicit disclosure for each matter that you are unable to estimate the loss or range of possible loss

Securities and Exchange Commission
June 20, 2011

and why you are unable to do so. If you cannot estimate the possible loss or range of possible loss, consider providing additional disclosure that would allow an investor to evaluate the potential magnitude of the matter, for example, the damage, claim or award sought. Please revise your disclosures beginning in the next Form 10-Q filed. Please provide us with a copy of the intended revised disclosure.
Response to Comment 7:
     In accordance with ASC 450, UPS accrues for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In no cases are those accrual amounts material to the financial condition of the Company. There may be a possible exposure to loss in excess of any amounts accrued. UPS will continue to monitor such matters for developments that could affect the amount of the accrual, and will adjust the accrual as appropriate. If the loss contingency in question is not both probable and reasonably estimable, UPS does not establish an accrual and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable.
     For those matters for which a loss contingency may be “reasonably possible”, but is not probable, and as to which we are able to estimate a possible loss or range of loss, we believe that the upper end of the range of such possible loss is not material to the financial condition, results of operations or liquidity of the Company. As to the remaining matters described in our 2010 Form 10-K for which a loss contingency may, in the future, be reasonably possible, UPS is currently unable to estimate possible loss or range of loss. For those matters as to which we are not able to estimate a possible loss or range of loss we will indicate in the descriptions of each matter that we are unable to estimate the amount of the loss or to determine whether the loss could have a material effect on our financial condition, results of operations or liquidity. As to these matters, we will also indicate why, at the time of the disclosure, we are unable to estimate the loss.
     Set forth below is the disclosure from our Form 10-Q for the quarterly period ended March 31, 2011, revised to reflect the additional disclosures discussed above. (Please note that although this language reflects our current intentions on this subject, because we are actively engaged in a continuing effort to refine and improve our disclosures, including the draft disclosure below, our actual future filings may include language that differs from the text below. Additionally, there may be developments in these matters from one quarter to the next and we reassess each of these matters in connection with the preparation of each filing.) Finally, please note that we anticipate relocating the two bracketed paragraphs dealing with our labor contingencies from Note 8 to Note 5 relating to employee benefit plans.
     The Company supplementally advises the Staff that since the date of the disclosure addressed in this comment:
     (1) Marlo v. UPS: After decertification of the class, plaintiffs filed 56 individual lawsuits raising the same allegations as in the underlying class action. As of June 1, 2011, 53 of the original 56 lawsuits have been favorably resolved by dismissal, summary judgment granted to us or trial defense verdict. Two cases

Securities and Exchange Commission
June 20, 2011

resulted in a plaintiff’s verdict for an immaterial amount, and one case remains pending. Of the 56 original lawsuits, plaintiffs have filed appeals in 7 of those cases.
     (2) Barber Auto Sales v. UPS: On June 1, 2011, we reached an agreement in principle to settle the case for an immaterial amount. The settlement remains subject to definitive documentation and court approval.
     (3) AFMS LLC v. UPS: On May 30, 2011, the court granted our motion to dismiss the case with leave to amend.
These developments are not fully reflected in the revised disclosure set forth below, but these and other future developments will be reflected in our future filings, as appropriate.
     Set forth below is the proposed revised disclosure described above in Note 8: Legal Proceedings and Contingencies:
     “We are involved in a number of judicial and governmental proceedings concerning matters arising from the conduct of our business activities.
     Although there can be no assurance as to the ultimate outcome, we have generally denied, or believe we have a meritorious defense and will deny, liability in all litigation pending against us, including the matters described below, and we intend to defend vigorously each case. We have accrued for legal claims when, and to the extent that, amounts associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts accrued for those claims.
     For those matters as to which we are not able to estimate a possible loss or range of loss, we are not able to determine whether the loss will have a material adverse effect on our business, financial condition or results of operations or liquidity. For matters in this category, we have indicated in the descriptions that follow the reasons that we are unable to estimate the possible loss or range of loss.
     We are a defendant in a number of lawsuits filed in state and federal courts containing various class action allegations under state wage-and-hour laws. In one of these cases, Marlo v. UPS, which was certified as a class action in a California federal court in September 2004, plaintiffs allege that they improperly were denied overtime, and seek penalties for missed meal and rest periods, and interest and attorneys’ fees. Plaintiffs purport to represent a class of 1,300 full-time supervisors. In August 2005, the court granted summary judgment in favor of UPS on all claims, and plaintiffs appealed the ruling. In October 2007, the appeals court reversed the lower court’s ruling. In April 2008, the court decertified the class and plaintiffs appealed. After decertification and while the appeal was pending, plaintiffs filed 56 individual lawsuits raising the same allegations as in the underlying class action. On April 28, 2011, the appeals court upheld the decertification decision. As of April 30, 2011, there are 38 of these individual lawsuits pending that are in various stages in multiple jurisdictions. We have denied any liability with respect to these claims and intend to vigorously defend ourselves in these cases. As of April 30, 2011, 16 of these individual lawsuits have been favorably resolved by dismissal, summary judgment granted to us or trial defense verdict. One case resulted in a plaintiff’s verdict with no monetary damages, and one case resulted in a plaintiff’s verdict for an immaterial amount. There are multiple factors that prevent us from being able to estimate the amount of loss, if any, that may result from these matters including: (1) the cases are pending in multiple jurisdictions, which may apply different legal standards; and (2) because of the complexity and unique facts at issue in each individual case — the same reasons that the class ultimately was decertified and trial results have varied — there may be vastly different outcomes in the cases. Accordingly, at this time, we are not able to estimate a possible loss or range of loss that may result from these matters or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.
     UPS and our subsidiary Mail Boxes Etc., Inc. are defendants in two lawsuits brought by franchisees that relate to the rebranding of Mail Boxes Etc. centers to The UPS Store, The UPS Store business model, the representations made in connection with the rebranding and the sale of The UPS Store franchises, and UPS’s sale of services in the

Securities and Exchange Commission
June 20, 2011

franchisees’ territories. In Samica v. MBE, the plaintiffs’ appeal from summary judgment in favor of defendants is pending in the United States Court of Appeals for the Ninth Circuit. In Morgate v. MBE, which is pending in California state court, the court granted summary judgment in favor of defendants against a class consisting of all Mail Boxes Etc. branded stores that rebranded to The UPS Store. Plaintiff’s appeal is pending in the California court of appeals. The Morgate action also involves the claims of approximately 125 franchisees who elected not to rebrand to The UPS Store. The claims of three plaintiffs were set for trial in early 2010 but, based on pre-trial rulings, the court entered judgment against one of the plaintiffs and stayed the rest of the case pending that plaintiff’s appeal, which is also pending in the California court of appeals. There are multiple factors that prevent us from being able to estimate the amount of loss, if any, that may result from these matters including: (1) three separate components of these cases are being appealed to federal and state courts following decisions favorable to UPS and we cannot predict the outcomes of these appeals; and (2) it remains uncertain what evidence of damages, if any, plaintiffs will be able to present if any aspects of these cases proceed forward. Accordingly, at this time, we are not able to estimate a possible loss or range of loss that may result from these matters or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.
     In Barber Auto Sales v. UPS, which a federal court in Alabama certified as a class action in September 2009, the plaintiff asserts a breach of contract claim arising from UPS’s assessment of shipping charge corrections when UPS determines that the “dimensional weight” of packages is greater than reported by the shipper. We have denied any liability with respect to these claims and intend to vigorously defend ourselves in this case. There are multiple factors that prevent us from being able to estimate the amount of loss, if any, that may result from this matter including: (1) it remains uncertain whether this case should or will proceed as a single-plaintiff action or a nationwide class action; and (2) as a result of the interlocutory appeal on class certification, merits discovery and substantive motions practice have not been conducted. Accordingly, at this time, we are not able to estimate a possible loss or range of loss that may result from these matters or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.
     In AFMS LLC v. UPS and FedEx Corporation, a lawsuit filed in federal court in the Central District of California in August 2010, the plaintiff asserts that UPS and FedEx violated U.S. antitrust law by conspiring to refuse to negotiate with third party negotiators retained by shippers and/or to monopolize a so-called market for the time sensitive delivery of letters and packages. The Antitrust Division of the U.S. Department of Justice (“DOJ”) has informed us that it has opened a civil investigation of our policies and practices for dealing with third party negotiators. We are cooperating with this investigation. We deny any liability with respect to these matters and intend to vigorously defend ourselves. There are multiple factors that prevent us from being able to estimate the amount of loss, if any, that may result from these matters including: (1) AFMS may amend its complaint to include new legal theories, the scope of possible AFMS’s claims is therefore unclear; (2) we believe that we have a number of meritorious legal defenses; (3) AFMS has not articulated any measure of damages; and (4) the DOJ investigation is at a very early stage. Accordingly, at this time, we are not able to estimate a possible loss or range of loss that may result from these matters or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.
     [As of December 31, 2010, we had approximately 250,000 employees employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters (“Teamsters”). These agreements run through July 31, 2013. We have approximately 2,800 pilots who are employed under a collective bargaining agreement with the Independent Pilots Association (“IPA”), which becomes amendable at the end of 2011. Our airline mechanics are covered by a collective bargaining agreement with Teamsters Local 2727, which became amendable in November 2006. We began formal negotiations with Teamsters Local 2727 in October 2006. In January 2011, we reached an agreement with Teamsters Local 2727 which was ratified by its members in April 2011. The agreement will run through November 1, 2013. In addition, the majority (approximately 3,300) of our ground mechanics who are not employed under agreements with the Teamsters are employed under collective bargaining agreements with the International Association of Machinists and Aerospace Workers (“IAM”). Our agreement with the IAM runs through July 31, 2014.
     We participate in a number of trustee-managed multi-employer pension and health and welfare plans for employees covered under collective bargaining agreements. Several factors could cause us to make significantly higher future contributions to these plans, including unfavorable investment performance, changes in demographics

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June 20, 2011

and increased benefits to participants. At this time, we are unable to determine the amount of additional future contributions, if any, or whether any material adverse effect on our financial condition, results of operations or liquidity would result from our participation in these plans.]
     We received a grand jury subpoena from the Antitrust Division of the DOJ regarding the DOJ’s investigation into certain pricing practices in the freight forwarding industry in December 2007.
     In October 2007, June 2008 and February 2009, we received information requests from the European Commission (“Commission”) relating to its investigation of certain pricing practices in the freight forwarding industry, and subsequently responded to each request. On February 9, 2010, UPS received a Statement of Objections by the Commission. This document contains the Commission’s preliminary view with respect to alleged anticompetitive behavior in the freight forwarding industry by 18 freight forwarders, including UPS. Although it alleges anticompetitive behavior, it does not prejudge the Commission’s final decision, as to facts or law (which is subject to appeal to the European courts). The options available to the Commission include taking no action or imposing a monetary fine; the range of any potential action by the Commission is not reasonably estimable. Any decision imposing a fine would be subject to appeal. UPS has responded to the Statement of Objections, including at a July 2010 Commission hearing, and we intend to continue to vigorously defend ourselves in this proceeding. We received an additional information request from the Commission in January 2011, and we have responded to that request.
     In August 2010, competition authorities in Brazil opened an administrative proceeding to investigate alleged anticompetitive behavior in the freight forwarding industry. Approximately 45 freight forwarding companies and individuals are named in the proceeding, including UPS, UPS SCS Transportes (Brasil) S.A., and a former employee in Brazil. UPS will have an opportunity to respond to these allegations.
     We also received and responded to related information requests from competition authorities in other jurisdictions.
     We are cooperating with each of these investigations, and intend to continue to vigorously defend ourselves. There are multiple factors that prevent us from being able to estimate the amount of loss, if any, that may result from these matters including (1) we are vigorously defending each matter and believe that we have a number of meritorious legal defenses; (2) there are unresolved questions of law that could be of importance to the ultimate resolutions of these matters, including the calculation of any potential fine; and (3) there is uncertainty about the time period that is the subject of the investigations. Accordingly, at this time, we are not able to estimate a possible loss or range of loss that may result from these matters or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.
     In January 2008, a class action complaint was filed in the United States District Court for the Eastern District of New York alleging price-fixing activities relating to the provision of freight forwarding services. UPS was not named in this case. On July 21, 2009, the plaintiffs filed a first amended complaint naming numerous global freight forwarders as defendants. UPS and UPS Supply Chain Solutions are among the 60 defendants named in the amended complaint. We intend to vigorously defend ourselves in this case. There are multiple factors that prevent us from being able to estimate the amount of loss, if any, that may result from these matters including: (1) the magistrate judge recommended that the district court grant our motion to dismiss, with leave to amend, and the scope of the plaintiffs’ claims is therefore unclear; (2) the scope and size of the proposed class is ill-defined; (3) there are significant legal questions about the adequacy and standing of the putative class representatives; and (4) we believe that we have a number of meritorious legal defenses. Accordingly, at this time, we are not able to estimate a possible loss or range of loss that may result from these matters or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.
     We are a defendant in various other lawsuits that arose in the normal course of business. We believe that the eventual resolution of these cases will not have a material adverse effect on our financial condition, results of operations or liquidity.”

Securities and Exchange Commission
June 20, 2011

Definitive Proxy Statement on Schedule 14A
8.	We note on page 26 that you awarded MIP Awards pursuant to your Management Incentive Plan. While you list the performance targets and provide a qualitative description of the actual results for the business elements “Balanced volume growth” and “Positive operating leverage,” you do not disclose the actual quantitative results achieved for the respective covered period. Please confirm that in future filings you will disclose the actual performance results for each business element used for the determination of the MIP factor and MIP Awards granted to named executive officers. Alternatively, provide a supplemental analysis as to why it is appropriate to omit the actual results relating to these targets.
Response to Comment 8:
     We have noted the staff’s comment and confirm that in future filings, when the Compensation Committee establishes performance targets as a material factor in the determination of MIP Awards for the named executive officers, we will disclose the actual quantitative performance results for each objective performance target. The Compensation Committee uses a variety of factors in evaluating the performance of the named executive officers and determining payout levels for the MIP, which may include company performance, the general economic environment, the competitive position of the Company, individual performance, overall performance trends, the individual’s compensation relative to comparable positions in other companies and such other factors the Compensation Committee deems relevant. The Compensation Committee retains the discretion to change from year to year the Company’s compensation programs, the factors that it takes into account in evaluating the performance of the named executive officers and determining payout levels under the MIP, and we reserve the right to omit disclosure of specific quantitative performance-related information where such disclosure would cause competitive harm.
*  *  *  *  *
     In connection with responding to the staff’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 20, 2011

Please contact the undersigned at (404) 828 – 6977 with any questions concerning this letter.
Sincerely,
/s/ Kurt P. Kuehn
Kurt P. Kuehn
Senior Vice President and
Chief Financial Officer